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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 17)*



                       United States Surgical Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                       Common Stock, .10 cents Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   912707106
                              --------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1745 (2-95)

---------------------                                          -----------------
 CUSIP NO. 912707106              SCHEDULE 13G                 Page 2 of 5 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Leon C. Hirsch
    ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /  /
                                                                        (b) /xx/
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                   5  SOLE VOTING POWER
                         5,198,196
   NUMBER OF       -------------------------------------------------------------
    SHARES         6  SHARED VOTING POWER
 BENEFICIALLY            None
   OWNED BY        -------------------------------------------------------------
     EACH          7  SOLE DISPOSITIVE POWER
  REPORTING              5,198,196
    PERSON         -------------------------------------------------------------
     WITH          8  SHARED DISPOSITIVE POWER
                         None
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,198,196
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

        X
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        7.8%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

        IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                               Page 3 of 5 Pages


A. Includes: Options to purchase 3,477,834 shares granted pursuant to Company's Employee Stock Option Plans which are exercisable on or within 60 days of December 31, 1996; and 1,083 shares held in the LCH Foundation of which Mr. Hirsch is the Trustee. Excludes shares beneficially owned, and options to purchase shares held, by his wife, which Mr. Hirsch disclaims beneficial ownership.

B. Outstanding of record as of December 31, 1996 was 63,286,797. Percentage based on inclusion of options to purchase 3,477,834 shares of Common Stock held by the reporting person which are exercisable on or within 60 days of December 31, 1996.

ITEM 1(a)  Name of Issuer:

           United States Surgical Corporation

ITEM 1(b)  Address of Issuer's Principal Executive Offices:

           150 Glover Avenue
           Norwalk, CT 06856

ITEM 2(a)  Name of Person Filing:

           Leon C. Hirsch

ITEM 2(b)  Address of Principal Business Office, or, if none, Residence:

           150 Glover Avenue
           Norwalk, CT 06856

ITEM 2(c)  Citizenship:

           American (U.S.A.)

ITEM 2(d)  Title of Class of Securities:

           Common Stock, 10 cents Par Value

ITEM 2(e)  CUSIP Number:

           912707106

                                                              Page 4 of 5 Pages

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            Inapplicable

ITEM 4      Ownership:

     (a)    Amount Beneficially Owned:

            5,198,196(A)

     (b)    Percent of Class:

            7.8%(B)

     (c)    Number of shares as to which such person has:

            (i)    sole power to vote or direct the vote:

                   5,198,196(A)

            (ii)   shared power to vote or direct the vote:

                   None

            (iii)  sole power to dispose or to direct the disposition of:

                   5,198,196(A) Shares

            (iv)   shared power to dispose or to direct the disposition of:

                   None

ITEM 5      Ownership of Five Percent or Less of a Class:

            Inapplicable

--------------------------
NOTE:  A.  See Note A above at page 3.

       B.  See Note B above at page 3.

                                                              Page 5 of 5 Pages


ITEM 6  Ownership of More than Five Percent on Behalf of another person:

        Inapplicable

ITEM 7 Identification and Classification of the Subsidiary Which acquired the Security being Reported on By the Parent Holding Company:

        Inapplicable

ITEM 8  Identification and Classification of Members of the Group:

        Inapplicable

ITEM 9  Notice of Dissolution of Group:

        Inapplicable

ITEM 10 Certification:

        Inapplicable

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


      February 12, 1997
-----------------------------
             Date

/s/    Leon C. Hirsch
-----------------------------
          Signature

       Leon C. Hirsch
-----------------------------
              Name